May 11, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Brian Fetterolf / Ms. Lilyanna Peyser

Re:	TREASURE GLOBAL INC
Draft Registration Statement on Form S-1 Submitted March 30, 2023
CIK No. 0001905956

Dear Staff:

On behalf of Treasure Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of April 27, 2023 with respect to the Company’s Draft Registration Statement on Form S-1 (the “DRS”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form S-1 (the “Form S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1 submitted March 30, 2023

General

1. Revise to include disclosure, including risk factor disclosure, quantifying and discussing the extent to which and under what circumstances the Selling Stockholder can make a profit as a result of the conversion discount underlying the Convertible Debentures. In order to provide a complete picture of the incentives of the Selling Stockholder compared to public investors, include more than one scenario regarding potential profits.

The Company has revised its disclosure under the section headed “Selling Stockholder” to include a new subsection entitled “Potential Conversion Profits to Selling Stockholder” which quantifies and illustrates in three different market price scenarios the profit the Selling Stockholder can make on conversions of the Convertible Debentures as a result of the conversion discount. The Company has also included an additional risk factor that discusses the risks to investors who purchase from the Selling Stockholder.

2. Please supplementally tell us, with a view toward disclosure, whether the Private Placement is complete and the reasons that it is complete. In this regard, we note that you state both that the Convertible Debentures "were issued to the Selling Stockholder" and that one of the two Convertible Debentures will be purchased only "after certain closing conditions have been met." In addition, we note that the closing conditions set forth in Section 6 of the securities purchase agreement appear to be within the Selling Stockholder's control and the closing conditions set forth in Section 7 of the agreement may be waived by the Selling Stockholder; therefore it appears that the Selling Stockholder may not be irrevocably bound to purchase the Convertible Debentures. Refer, for example, to Securities Act Sections Compliance and Disclosure Interpretations 134.01 and 139.11. Also tell us when you anticipate the closing of the Private Placement to occur in connection with effectiveness of this registration statement.

The second tranche Convertible Denture has not been issued and the Company has modified the language on the cover page of the prospectus in the S-1 to make clear that only the first tranche $2 million in principal amount Convertible Debenture has been issued. However, the Company does view the Private Placement as complete for the reasons discussed in Securities Act Compliance and Disclosure Interpretations 134.01 and 139.11. Pursuant to the terms of the Securities Purchase Agreement, the Selling Stockholder is irrevocably bound to purchase the second tranche $3.5 million in principal amount Convertible Debenture at a fixed price of $3.22 million, subject only to conditions that are outside the control of the Selling Stockholder. These conditions are set forth in Section 7 of the Securities Purchase Agreement and include (i) the Form S-1 being declared effective by the SEC; (ii) requirements for the Company to deliver certain closing documents, (iii) the representations and warranties made by the Company being truthful and (iv) the continued trading of the Company’s stock on Nasdaq, all of which are outside of the control of the Selling Stockholder. Please note that the condition that the Company obtain shareholder approval for the transactions contemplated by Private Placement has been satisfied as demonstrated by the Schedule 14C filed by the Company with the SEC on March 17, 2023, as well as the condition that the Company deliver an opinion of counsel, which has been satisfied prior to the closing of the first tranche. Section 6 of the Securities Purchase Agreement sets forth the conditions on which the Company is obligated to sell the second tranche Convertible Debenture to the Selling Stockholder. These conditions do not provide the Selling Stockholder with any control over its purchase obligation as the Company can waive any of or all the conditions at any time. The Selling Stockholder’s ability to waive the conditions set forth in Section 7 does not make its purchase obligation within its control and any waiver of these conditions by the Selling Stockholder only decreases the steps the Company is required to take prior to the Selling Stockholder’s purchase of the second tranche Convertible Debenture. The Company has revised the cover page of the prospectus and pages 6 and 7 of the Form S-1 to state that the second tranche Convertible Debenture will be issued shortly after the effective date of the registration statement related to this prospectus and has deleted any disclosure that suggests the Selling Stockholder’s obligation to purchase the second tranche Convertible Debenture is uncertain. The Company anticipates issuing the second tranche of Convertible Dentures and receiving the purchase price from the Selling Stockholder within two days after the effective date of the Form S-1.

3. With a view toward disclosure, tell us the method by which you determined the number of shares of common stock covered by this registration statement. In this regard, note that you should register an amount of shares based on a reasonable good-faith estimate of the maximum amount of shares needed for conversion.

The Company calculated the number of shares being registered by dividing (x) the sum of $5.5 million (the principal amount of the Convertible Debentures) plus $220,000 (12 months of accrued interest at 4% per annum) by (y) $0.25 (the conversion floor price). The Selling Stockholder is requiring the Company to register this amount and it is the Company’s good faith estimate of the maximum number of shares needed for conversion. The Company has included this calculation in the last paragraph under the section headed “Prospectus Summary—Private Placement of Convertible Debentures—Terms of Convertible Debentures” on page 7 of the Form S-1.

4. Please disclose the total dollar value of the securities underlying the Convertible Debentures (i.e., the number of shares of common stock covered by this registration statement) as of the date of the sale of the Convertible Debentures (i.e., using the market price per share for those securities on the date of the sale of the Convertible Debentures).

The number of shares of common stock covered by the Form S-1 is 22,880,000 and the closing price of the Company’s common stock on February 28,2023 (the date of the sale) was $1.56. Therefore, the total value of the securities underlying the Convertible Debentures on the date of sale was $35,692,800. The Company has disclosed this amount in the last paragraph under the section headed “Prospectus Summary—Private Placement of Convertible Debentures—Terms of Convertible Debentures” on page 7 of the Form S-1.

5. Revise to discuss the payments (other than repayments on principal) that you may be required to make to the Selling Stockholder in connection with the Private Placement and conversion of Convertible Debentures, including the total dollar amount that you will pay in interest on each Convertible Debenture in both the case that there is not an Event of Default and the case that there is an Event of Default. Compare such amounts to the gross proceeds to be paid to you from the sale of the Convertible Debentures. Clarify whether interest accrues on the full subscription amount of $5,500,000 or the purchase price(s) paid by the Selling Stockholder.

The Company has discussed the payments (other than repayments on principal) that it may be required to make to the Selling Stockholder in connection with the Private Placement and conversion of Convertible Debentures, including the total dollar amount that you will pay in interest on each Convertible Debenture in both the case that there is not an Event of Default and the case that there is an Event of Default and compared such amounts to the gross proceeds to be paid to you from the sale of the Convertible Debentures under the section headed “Prospectus Summary—Private Placement of Convertible Debentures—Potential Charges to the Company Under the Convertible Debentures” on pages 7 and 8 of the Form S-1. The Company has clarified that interest accrues on the full $5.5 million principal amount of the Convertible Debentures in the second paragraph under the section headed “Prospectus Summary—Private Placement of Convertible Debentures—Terms of Convertible Debentures” on page 6 of the Form S-1.

6. Where you disclose that the purchase price with respect to each Convertible Debenture is 92% of the initial principal amount of such Convertible Debenture, please include the dollar amount you paid in connection with the $2,000,000 Convertible Debenture and the dollar amount you will pay in connection with the $3,500,000 Convertible Debenture.

The Company has made the requested revisions on page 6 of the Form S-1.

7. File the form of convertible debenture, securities purchase agreement and registration rights agreement as exhibits to the registration statement. Refer to Item 601(b) of Regulation S-K.

The Company has filed the form of convertible debenture, securities purchase agreement and registration rights agreement as Exhibits 10.2, 10.1 and 10.3 to the Form S-1, respectively.

8. In order to make the discussion of dilution more accessible to investors, please revise the first risk factor on page 10 to include the number of shares currently outstanding and the number of shares currently held by non-affiliates of the company.

The Company has made the requested revision to the risk factor.

9. Please include disclosure regarding the Trigger Events and Events of Default described in the form of convertible debenture, as well as their potential impact on your stockholders and any risks they pose to your stockholders. Please also disclose any risks associated with the conversion ratio being tied to the market value of the common stock and being subject to a floor.

The Company has added disclosure regarding the Trigger Events and Events of Default on pages 6 and 7 of the Form S-1 under the heading Prospectus Summary—Private Placement of Convertible Debentures—Terms of Convertible Debentures.” Initially there were two Trigger Events, one of which occurs when the number of shares of the Company’s common stock issued to the Selling Stockholder exceeds 95% of the amount issuable under a share issuance cap included in the terms of the Convertible Debentures. This Trigger Event has not been described as it has not occurred and is no longer applicable. Pursuant to the terms of the Convertible Debentures this Trigger Event was eliminated on the effective date the stockholder approval obtained by the Company to the transactions contemplated by the Private Placement. The effectiveness of this approval eliminated the Company’s requirement to comply with the Nasdaq 20% Rule and is demonstrated by the Company’s Schedule 14C described above in Comment Response 2.. The Company has also added a risk factor related to the Trigger Event and an Event of Default. The Company describes the risks associated with the conversion ratio being tied to the market value of the Company’s common stock in the first two risk factors on pages 10 and 11 of the Form S-1. The Company believes the $0.25 floor is a benefit to investors in that it would limit dilution to investors voting power and it would be unlikely that the Selling Stockholder would effect a conversion if the market price of the Company’s common stock is less than the floor price.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/Jeffrey Wofford
Jeffrey Wofford, Esq.
Carmel, Milazzo & Feil LLP